Head Office - Secretariat of the Bank
[redacted]Bank Hapoalim Bldg., Tel Aviv 65781
Fax: 972-3-5674576

RECEIVED
2008 OCT -7 P 12:
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Date: 02/10/08

Office of International Corporate Finance
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549, U.S.A.

SUPPL

RE: **Bank Hapoalim B.M. Documents Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 File No. 082-34955**

Ladies and Gentlemen:

On behalf of Bank Hapoalim, a company organized under the laws of the State of Israel (the "Company"), we submit the following information under Rule 12g3-2(b)(1)(iii) with respect to the Company in order to maintain our 12g3-2(b) exemption from the registration requirements of Section 12(g) of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) under the Exchange Act.

Pursuant to Rule 12b3-2(b)(1)(iii) and 12b3-2(b)(4) under the Exchange Act, we are enclosing one copy of each of the documents set forth in Annex A.

All information and documents are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments regarding the foregoing, please contact the Secretary of the Bank, by tel. (+972) 3-5673800 or by fax (+972) 3-5674576. Thank you for your attention to this matter.

Very truly yours,

Bank Hapoalim B.M.

Yoram Weissbrem
Secretary of the Bank

10/7

Annex A

List of Documents Submitted Herewith to the Commission Pursuant to Rule 12g3-2(b)(iii)

	Subject	Date	Schedule
1.	*Holding(s) in Company*	*07/09/08*	*1*
2.	*Immediate Report*	*14/09/08*	*2*
3.	*Holding(s) in Company*	*14/09/08*	*3*
4.	*Immediate Report*	*15/09/08*	*4*
5.	*Private Offer*	*14/09/08*	*5*
6.	*Change in Corporation Securities*	*17/09/08*	*6*
7.	*Immediate Report*	*21/09/08*	*7*
8.	*Holding(s) in Company*	*21/09/08*	*8*
9.			
10.			
11.			
12.			
13.			
14.			
15.			
16.			
17.			
18.			
19.			
20.			

The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 07/09/2008
Reference: 2008-01-258126

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report regarding the schedule of holdings of Interested Parties and Senior Office Holders

Regulation 33 (c) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

Following is the schedule as of *04/09/2008*

A. Interested Parties in the corporation (including CEO and directors, and including any employee holding five percent or more of the issued share capital of the corporation or voting rights therein).

No. of Holder	Name of Holder	Name, Category & Series of Security	Current Quantity of Securities	Extent of Holding		Extent of Holding (fully diluted)	
				% of capital	% of voting	% of capital	% of voting
1	Arison Holdings (1998) Ltd.	BNHP Ordinary Shares	262,731,308	19.97	19.97	19.59	19.59
2	Israel Salt Industries Ltd.	BNHP Ordinary Shares	75,764,441	5.76	5.76	5.65	5.65
3	Dan Dankner	Option	825,000	0.00	0.00	0.06	0.06
4	Zvi Ziv	BNHP Ordinary Shares	17,088	0.00	0.00	0.00	0.00
5	Zvi Ziv	Option	1,140,000	0.00	0.00	0.09	0.09
6	Yoseph Dauber	BNHP Ordinary Shares	16,530	0.00	0.00	0.00	0.00
7	Management clients of AllianceBernstein, AXA IM, and their respective affiliates	BNHP Ordinary Shares	75,110,102	5.71	5.71	5.60	5.60

Total Extent of Holding		Total Extent of Holding (fully diluted)	
% of capital	% of voting	% of capital	% of voting
30.85	30.85	31.44	31.44

B. Senior Office Holders in the corporation (not including CEO and directors, and not including any employee holding five percent or more of the issued share capital of the corporation or voting rights therein).

- o Do not hold securities of the corporation
- • Following is the schedule of holdings of senior office holders in the corporation:

No. of Holder	Name of Holder	Name, Category & Series of Security	Current Quantity of Securities	Extent of Holding		Extent of Holding (fully diluted)	
				% of capital	% of voting	% of capital	% of voting
8	Ilan Mazur	BNHP Ordinary Shares	21,095	0.00	0.00	0.00	0.00
9	Hanna Pri-Zan	BNHP Ordinary Shares	13,682	0.00	0.00	0.00	0.00

Total Extent of Holding		Total Extent of Holding (fully diluted)	
% of capital	% of voting	% of capital	% of voting
0.00	0.00	0.00	0.00
0.00	0.00	0.00	0.00

Explanations:

1. *Holdings of convertible securities should be reported, including convertible securities, which are not listed for trading.*
2. *If an interested party holds more than one category of securities, the extent of his holdings should be stated taking into consideration all of the securities held by him on one line only.*
3. *The schedule of holdings of all interested parties should be listed in this form, including holdings which have remained unchanged.*
4. *Where the interested party is a subsidiary company, the holdings should be separated into shares which were purchased before the Companies Law, 5759-1999 took effect and which confer rights as to capital and voting, and shares which were purchased after the Law took effect and which are inactive shares.*
5. *If the interested party is a corporation, the name of the controlling party in the corporation should be reported as well.*
6. *If a senior office holder holds 5 percent or more of the issued share capital of the corporation or voting rights therein, the holdings should be listed in the "Interested Parties" listings table as described in paragraph "A" above.*

Name of Holder: *Arison Holdings (1998) Ltd.*
No. of Holder: *1*
Category of Holder: *Other Interested Party*
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *512705153*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): 262,731,308
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".

The holdings of the interested parties in the Bank are as follows:

Eternity Holdings One Trust holds 23.07% of the shares of Arison Holdings (1998) Ltd., which holds 19.97% of the shares of Bank Hapoalim B.M. (hereinafter: "the Bank").

Furthermore, Eternity Holdings One Trust holds 23.07% of the shares of the company Arison Sustainability Ltd., which holds 100% of the shares of Arison Investments Ltd., which holds 100% of the shares of Arzaf D Ltd., which holds 100% of the shares of Israel Salt Industries Ltd., which holds 5.76% of the shares of the Bank.

Eternity Four Trust-A holds 53.86% of the shares of Arison Holdings (1998) Ltd., which holds 19.97% of the shares of the Bank.

Furthermore, Eternity Four Trust-A holds 53.86% of the company Arison Sustainability Ltd., which holds 100% of the shares of Arison Investments Ltd., which holds 100% of the shares of Arzaf D Ltd., which holds 100% of the shares of Israel Salt Industries Ltd., which holds 5.76% of the shares of the Bank.

Nickel 97 – A Trust holds 23.07% of the shares of Arison Holdings (1998) Ltd., which holds 19.97% of the shares of the Bank.

Furthermore, Nickel 97 – A Trust holds 23.07% of the shares of the company Arison Sustainability Ltd., which holds 100% of the shares of Arison Investments Ltd., which holds 100% of the shares of Arzaf D Ltd., which holds 100% of the shares of Israel Salt Industries Ltd., which holds 5.76% of the shares of the Bank.

Ms. Shari Arison, holder of Israeli citizenship (Israeli Identity Document 064767437) is the principal beneficiary of Eternity Holdings One Trust and of Eternity Four Trust-A.

Mr. Mickey Arison, holder of American citizenship (Passport Number 219203102) is the principal beneficiary of Nickel 97 – A Trust.

Name of Holder: *Israel Salt Industries Ltd.*
No. of Holder: *2*
Category of Holder: *Other Interested Party*
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *520037573*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *75,764,441*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Dan Dankner.*
No. of Holder: *3*
Category of Holder: *Director / CEO*
Category of Identity Number: *Number of Identity Document*
Identity Number: *059581280*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*

Change in Quantity of Securities: *0*

Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".

Remarks:

A. the holding is in option warrants which were allotted in a private offer detailed in the private offer report of 13th February, 2008.

B. the data regarding the percentage of the holding on a fully diluted basis with reference to Mr. Dankner are theoretical data, since the exercise mechanism has been set as a net exercise mechanism (see Clause 3.6 of the aforesaid private offer report).

Name of Holder: *Zvi Ziv.*
No. of Holder: *4*
Category of Holder: *Director / CEO*
Category of Identity Number: *Number of Identity Document*
Identity Number: *004143699*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ________________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *17,088*
Change in Quantity of Securities: *0*

Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".

Remarks:

Name of Holder: *Zvi Ziv.*
No. of Holder: *5*
Category of Holder: *Director / CEO*
Category of Identity Number: *Number of Identity Document*
Identity Number: *004143699*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ________________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *0*
Balance in previous comprehensive report (quantity of securities): *1,140,000*
Change in Quantity of Securities: *0*

Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".

Remarks:

A. the holding is in option warrants which were allotted in a private offer detailed in the private offer report of 31st March, 2008.

B. the data regarding the percentage of the holding on a fully diluted basis with reference to Mr. Ziv are theoretical data, since the exercise mechanism has been set as a net exercise mechanism (see Clause 3.6 of the aforesaid private offer report).

Name of Holder: *Yoseph Dauber*
No. of Holder: *6*
Category of Holder: *Director / CEO*
Category of Identity Number: *Number of Identity Document*
Identity Number: *007447584*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration:
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*

Balance in previous comprehensive report (quantity of securities): *16,530*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Management clients of AllianceBernstein, AXA IM, and their respective affiliates*
No. of Holder: *7*
Category of Holder: *Other Interested Party*
Category of Identity Number: *Other Identification number*
Identity Number: *13-4064930*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *Yes*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *78,448,257*
Change in Quantity of Securities: *-3,338,155*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:
Out of the total balance 50,752,026 holdings with voting rights

Together: AllianceBernstein L.P., AXA Investment Managers, AXA Rosenberg Investment Management LLC, AXA China Region Insurance Company (Bermuda) Ltd.

Name of Holder: *Ilan Mazur*
No. of Holder: *8*
Category of Holder: *Senior Office Holder who is not CEO or Director*
Category of Identity Number: *Number of Identity Document*
Identity Number: *007447386*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ____________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *21,095*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Hanna Pri-Zan*
No. of Holder: *9*
Category of Holder: *Senior Office Holder who is not CEO or Director*
Category of Identity Number: *Number of Identity Document*
Identity Number: *50963115*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ____________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *13,682*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

As of the date of this report and according to the directives of the law, the controlling party in the corporation is :

1. Arison Holdings (1998) Ltd.;
2. Israel Salt Industries Ltd.

- = Remarks = -

1. *extent of holding (fully diluted) does not include subordinated capital notes Series A, B and C.*
2. *When calculating the size of the holding of the interested parties in the Company on a fully diluted basis, 1,965,000 options held by Messrs Zvi Ziv and Dan Dankner were not taken with account, because those options are only exercisable into shares of the Bank to be purchased for that purpose by the Bank and no new shares will be allotted; the calculation of the size of the holdings of Zvi Ziv and Dan Dankner (on a fully diluted basis) was made on the assumption that each option would be exercised into one share. This is a theoretical assumption because the exercise mechanism for such options is a "net exercise" mechanism, so that in fact there will not be allotted to the offeree who exercises the options all of shares emanating therefrom, but only shares in a quantity which reflects the amount of the monetary benefit embodied in the options. It is to be noted that according to the terms of the options allotted to Messrs. Zvi Ziv and Dan Dankner, they are exercisable only into shares to be purchased for that purpose by the Bank. As at the time of this report, the Supervisor of Banks has permitted the Bank to purchase for its own account 1,250,000 shares so that the options may be exercised, as aforesaid.*

63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

Schedule 2

Date: September 14, 2008
Reference: 802/08

To: The London Stock Exchange

Dear Sir or Madam,

RE: **Immediate Report**

Bank Hapoalim B.M. (hereinafter: "the Bank") respectfully advises that Mr. Barry Ben Zeev, member of the Board of Management and Chief Financial Officer, informed the Bank last night of his decision not to renew his contract of employment upon the termination thereof on 31st December, 2008 and to retire from the Bank.

His retirement does not involve circumstances, which need to be brought to the knowledge of the public.

Yours faithfully,

Bank Hapoalim B.M.

(-) *(-)*

Adv. Ilan Mazur
Chief Legal Adviser

Yoram Weissbrem
Secretary of the Bank

The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 14/09/2008
Reference: 2008-01-264108

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report regarding the schedule of holdings of Interested Parties and Senior Office Holders

Regulation 33 (c) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

Following is the schedule as of *11/09/2008*

A. Interested Parties in the corporation (including CEO and directors, and including any employee holding five percent or more of the issued share capital of the corporation or voting rights therein).

No. of Holder	Name of Holder	Name, Category & Series of Security	Current Quantity of Securities	Extent of Holding		Extent of Holding (fully diluted)	
				% of capital	% of voting	% of capital	% of voting
1	Arison Holdings (1998) Ltd.	BNHP Ordinary Shares	262,731,308	19.97	19.97	19.59	19.59
2	Israel Salt Industries Ltd.	BNHP Ordinary Shares	75,764,441	5.76	5.76	5.65	5.65
3	Dan Dankner	Option	825,000	0.00	0.00	0.06	0.06
4	Zvi Ziv	BNHP Ordinary Shares	17,088	0.00	0.00	0.00	0.00
5	Zvi Ziv	Option	1,140,000	0.00	0.00	0.09	0.09
6	Yoseph Dauber	BNHP Ordinary Shares	16,530	0.00	0.00	0.00	0.00
7	Management clients of AllianceBernstein, AXA IM, and their respective affiliates	BNHP Ordinary Shares	73,589,102	5.59	5.59	5.49	5.49

Total Extent of Holding		Total Extent of Holding (fully diluted)	
% of capital	% of voting	% of capital	% of voting
31.32	31.32	30.74	30.74

B. Senior Office Holders in the corporation (not including CEO and directors, and not including any employee holding five percent or more of the issued share capital of the corporation or voting rights therein).

- o Do not hold securities of the corporation
- • Following is the schedule of holdings of senior office holders in the corporation:

No. of Holder	Name of Holder	Name, Category & Series of Security	Current Quantity of Securities	Extent of Holding		Extent of Holding (fully diluted)	
				% of capital	% of voting	% of capital	% of voting
8	Ilan Mazur	BNHP Ordinary Shares	21,095	0.00	0.00	0.00	0.00
9	Hanna Pri-Zan	BNHP Ordinary Shares	13,682	0.00	0.00	0.00	0.00

Total Extent of Holding		Total Extent of Holding (fully diluted)	
% of capital	% of voting	% of capital	% of voting
0.00	0.00	0.00	0.00
0.00	0.00	0.00	0.00

Explanations:

1. *Holdings of convertible securities should be reported, including convertible securities, which are not listed for trading.*
2. *If an interested party holds more than one category of securities, the extent of his holdings should be stated taking into consideration all of the securities held by him on one line only.*
3. *The schedule of holdings of all interested parties should be listed in this form, including holdings which have remained unchanged.*
4. *Where the interested party is a subsidiary company, the holdings should be separated into shares which were purchased before the Companies Law, 5759-1999 took effect and which confer rights as to capital and voting, and shares which were purchased after the Law took effect and which are inactive shares.*
5. *If the interested party is a corporation, the name of the controlling party in the corporation should be reported as well.*
6. *If a senior office holder holds 5 percent or more of the issued share capital of the corporation or voting rights therein, the holdings should be listed in the "Interested Parties" listings table as described in paragraph "A" above.*

Name of Holder: *Arison Holdings (1998) Ltd.*
No. of Holder: *1*
Category of Holder: *Other Interested Party*
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *512705153*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ____________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): 262,731,308
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".

The holdings of the interested parties in the Bank are as follows:

Eternity Holdings One Trust holds 23.07% of the shares of Arison Holdings (1998) Ltd., which holds 19.97% of the shares of Bank Hapoalim B.M. (hereinafter: "the Bank").

Furthermore, Eternity Holdings One Trust holds 23.07% of the shares of the company Arison Sustainability Ltd., which holds 100% of the shares of Arison Investments Ltd., which holds 100% of the shares of Arzaf D Ltd., which holds 100% of the shares of Israel Salt Industries Ltd., which holds 5.76% of the shares of the Bank.

Eternity Four Trust-A holds 53.86% of the shares of Arison Holdings (1998) Ltd., which holds 19.97% of the shares of the Bank.

Furthermore, Eternity Four Trust-A holds 53.86% of the company Arison Sustainability Ltd., which holds 100% of the shares of Arison Investments Ltd., which holds 100% of the shares of Arzaf D Ltd., which holds 100% of the shares of Israel Salt Industries Ltd., which holds 5.76% of the shares of the Bank.

Nickel 97 – A Trust holds 23.07% of the shares of Arison Holdings (1998) Ltd., which holds 19.97% of the shares of the Bank.

Furthermore, Nickel 97 – A Trust holds 23.07% of the shares of the company Arison Sustainability Ltd., which holds 100% of the shares of Arison Investments Ltd., which holds 100% of the shares of Arzaf D Ltd., which holds 100% of the shares of Israel Salt Industries Ltd., which holds 5.76% of the shares of the Bank.

Ms. Shari Arison, holder of Israeli citizenship (Israeli Identity Document 064767437) is the principal beneficiary of Eternity Holdings One Trust and of Eternity Four Trust-A.

Mr. Mickey Arison, holder of American citizenship (Passport Number 219203102) is the principal beneficiary of Nickel 97 – A Trust.

Name of Holder: *Israel Salt Industries Ltd.*
No. of Holder: *2*
Category of Holder: *Other Interested Party*
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *520037573*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *75,764,441*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Dan Dankner.*
No. of Holder: *3*
Category of Holder: *Director / CEO*
Category of Identity Number: *Number of Identity Document*
Identity Number: *059581280*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*

Change in Quantity of Securities: *0*

Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".

Remarks:

A. the holding is in option warrants which were allotted in a private offer detailed in the private offer report of 13th February, 2008.

B. the data regarding the percentage of the holding on a fully diluted basis with reference to Mr. Dankner are theoretical data, since the exercise mechanism has been set as a net exercise mechanism (see Clause 3.6 of the aforesaid private offer report).

Name of Holder: *Zvi Ziv.*
No. of Holder: *4*
Category of Holder: *Director / CEO*
Category of Identity Number: *Number of Identity Document*
Identity Number: *004143699*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *17,088*
Change in Quantity of Securities: *0*

Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".

Remarks:

Name of Holder: *Zvi Ziv.*
No. of Holder: *5*
Category of Holder: *Director / CEO*
Category of Identity Number: *Number of Identity Document*
Identity Number: *004143699*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *0*
Balance in previous comprehensive report (quantity of securities): *1,140,000*
Change in Quantity of Securities: *0*

Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".

Remarks:

A. the holding is in option warrants which were allotted in a private offer detailed in the private offer report of 31st March, 2008.

B. the data regarding the percentage of the holding on a fully diluted basis with reference to Mr. Ziv are theoretical data, since the exercise mechanism has been set as a net exercise mechanism (see Clause 3.6 of the aforesaid private offer report).

Name of Holder: *Yoseph Dauber*
No. of Holder: *6*
Category of Holder: *Director / CEO*
Category of Identity Number: *Number of Identity Document*
Identity Number: *007447584*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration:
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*

Balance in previous comprehensive report (quantity of securities): *16,530*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

______

Name of Holder: *Management clients of AllianceBernstein, AXA IM, and their respective affiliates*
No. of Holder: *7*
Category of Holder: *Other Interested Party*
Category of Identity Number: *Other Identification number*
Identity Number: *13-4064930*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *Yes*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *75,110,102*
Change in Quantity of Securities: *-1,521,000*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:
Out of the total balance 51,040,186 holdings with voting rights

Together: AllianceBernstein L.P., AXA Investment Managers, AXA Rosenberg Investment Management LLC, AXA China Region Insurance Company (Bermuda) Ltd.

Name of Holder: *Ilan Mazur*
No. of Holder: *8*
Category of Holder: *Senior Office Holder who is not CEO or Director*
Category of Identity Number: *Number of Identity Document*
Identity Number: *007447386*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ______
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *21,095*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

______

Name of Holder: *Hanna Pri-Zan*
No. of Holder: *9*
Category of Holder: *Senior Office Holder who is not CEO or Director*
Category of Identity Number: *Number of Identity Document*
Identity Number: *50963115*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ______
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *13,682*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

As of the date of this report and according to the directives of the law, the controlling party in the corporation is :

1. Arison Holdings (1998) Ltd.;
2. Israel Salt Industries Ltd.

- = Remarks = -

1. *extent of holding (fully diluted) does not include subordinated capital notes Series A, B and C.*
2. *When calculating the size of the holding of the interested parties in the Company on a fully diluted basis, 1,965,000 options held by Messrs Zvi Ziv and Dan Dankner were not taken with account, because those options are only exercisable into shares of the Bank to be purchased for that purpose by the Bank and no new shares will be allotted; the calculation of the size of the holdings of Zvi Ziv and Dan Dankner (on a fully diluted basis) was made on the assumption that each option would be exercised into one share. This is a theoretical assumption because the exercise mechanism for such options is a "net exercise" mechanism, so that in fact there will not be allotted to the offeree who exercises the options all of shares emanating therefrom, but only shares in a quantity which reflects the amount of the monetary benefit embodied in the options. It is to be noted that according to the terms of the options allotted to Messrs. Zvi Ziv and Dan Dankner, they are exercisable only into shares to be purchased for that purpose by the Bank. As at the time of this report, the Supervisor of Banks has permitted the Bank to purchase for its own account 1,250,000 shares so that the options may be exercised, as aforesaid.*

Tel: 972-3-5673800; Fax: 972-3-5674576

Schedule 4

RECEIVED

2008 OCT -7 P 12: 16

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Date: September 15, 2008
Reference: 802/08

To: The London Stock Exchange

Dear Sir or Madam,

RE: **Immediate Report**

Bank Hapoalim B.M. (hereinafter: "the Bank") respectfully advises as follows:

In view of the publication of information regarding a deterioration in the financial condition of the American investment bank Lehman Brothers (hereinafter: "Lehman"), the extent of the maximum exposures of the Bank to Lehman is hereby brought to the notice of the public, according to the nature of the exposure:

1. Bonds with maturities in the years 2009-2010 in the amount of about 44 million Dollars
2. Credit derivatives of the type of a Credit Default Swap (hereinafter: "CDS") against debts of Lehman amounting to about 40 million Dollars, the validity of which expires on 20th September, 2008. Collaterally, in March 2008, the Bank purchased protection, also by way of CDS, in the amount of approximately 25 million Dollars against its exposure to Lehman brothers.
   It should be noted that until recently the Bank carried exposure of about 160 million Dollars to Lehman on account of CDS transactions; but this exposure was reduced to the amount stated above.
3. Credit derivatives known as First to Default Basket, against debts of a group of banks, of which Lehman is one, in an amount of about 50 million Dollars, the validity of which expires in 2009 and in 2011.
4. The participation of the Bank in an international syndicate of banks and financial institutions which granted Lehman a credit facility, and the participation of the Bank in this facility is in the amount of 20 million Dollars. This facility remains unutilized and it is reasonable to suppose that it cannot be utilized, in view of the deterioration in the condition of Lehman.
5. In addition, the Bank has executed in the course of its business futures transactions, such as interest rate and mark-to-market currency swaps, which are subject to adjustment on a daily basis and which on the date hereof, the exposure on account thereof is minimal.

According to the particulars given above, the maximum exposure in the balance sheet of the Bank to Lehman is in the amount of about 109 million Dollars.

The Bank continues to follow developments in the condition of Lehman and will carry out an assessment of the effects of the developments in its condition on the exposure of the Bank.

Yours faithfully,

Bank Hapoalim B.M.

(-)	(-)
Mario Szuszan	**Yoram Weissbrem**
Head of Global Treasury	Secretary of the Bank

ת.ד 057004

Tel: 03-5673800; Fax: 03-5674576

Schedule 5

RECEIVED

2008 OCT -7 P 12:16

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Date: 14/09/2008
Our reference: 802/08

To : The London Stock Exchange

Dear Sirs,

Re: Immediate Report
According to the Securities (Private Offer of Securities in a Listed Company) Regulations, 5760-2000

Further to the immediate reports of Bank Hapoalim B.M. ("the Bank") of 29th May 2008 (Reference: 2008-01-151422) and 5th November, 2007 (Reference: 2007-01-433399) ("**the Previous Report**"), the Bank is hereby pleased to submit an immediate report ("**the Report**") according to the Securities (Private Offer of Securities in a Listed Company) Regulations, 5760-2000 ("**the Regulations**"), regarding a material private offer (within the meaning thereof in the Regulations) ("**the Private Offer**") as follows:

The Bank is pleased to advise that it has come to terms with classified investors (as they are defined in the Securities (Manner of Offering Securities to the Public) Regulations, 5767-2007 who are unrelated to the Bank ("**the Offerees**"), for the execution of a private issue of NIS 402,000,000 nominal value of Subordinated Capital Notes (Series C) of the Bank for a total consideration of NIS 408,472,000; in accordance wit the approval of the Supervisor of Banks at the Bank of Israel ("the Supervisor of Banks"), the Subordinated Capital Notes (Series C) to be issued as aforesaid, will constitute hybrid Tier I capital of the Bank.

The Capital Notes are rated (AA-) by S&P Maalot Ltd.

1. **The Offerees, the Quantity of Capital Notes Offered to Them and the Consideration**

   1.1 The offered securities will be allotted to the Offerees specified in Clause 1.4 below.

   1.2 In accordance with the declaration which the Bank received from the Offerees, as of the date hereof, none of the Offerees is an interested party in the Bank (according to the meaning of this term in Section 270(5) of the Companies Law, 5759-1999) and will not become an interested party after the execution of the allotment (assuming the Capital Notes are converted into shares of the Bank). Furthermore, to the best of the Bank's knowledge, none of the Offerees is a subsidiary company or a connected company of a controlling party of the Bank.

   1.3 To the best of the Bank's knowledge, based only on the written declarations which the Bank has received in that regard from the Offerees, there are no agreements between any of the Offerees and shareholders of the Bank pertaining to the purchase or sale of securities of the Bank or voting rights therein.

1.4 Following is a list of the Offerees, the quantity of the offered Capital Notes to be allotted to each one of them and the consideration payable by it:

Name of the Offeree	Quantity of Subordinated Capital Notes (Series C) Being Offered in NIS n.v.	The Immediate Consideration for the Allotment (NIS)
Migdal Insurance Company	315,000,000	320,071,500
Menorah Insurance	22,000,000	22,354,200
Menorah Mivtahim	50,000,000	50,805,000
IAA	15,000,000	15,241,500

2. **<u>The Terms and Conditions of the Capital Notes Being Offered, the Quantity thereof and their Percentage of the Voting Rights and the Capital of the Bank</u>**

The terms and conditions of the Subordinated Capital Notes (Series C) being offered will be the same as the terms and conditions of the Subordinated Capital Notes (Series C) which were issued in a private issue, as set forth in the Previous Report ("**the Original Issue**"), and the information set forth in the aforesaid report is given here by way of reference.

Following are the main terms and provisions of the securities being offered:

2.1 The principal of and the interest on the Capital Notes are linked to the Consumer Price Index. In accordance with the approval of the Supervisor of Banks (which was given on 29th October, 2007, the Capital Notes will constitute hybrid Tier I capital of the Bank. In certain circumstances, which were specified by the Supervisor of Banks, and which are set forth in the Previous Report, the Capital Notes (principal and/or interest) will be converted into ordinary shares of NIS 1 nominal value of the Bank in accordance with the terms and conditions determined in advance and without any discretion on the part of the Bank or of the holders of the Notes. In the event of conversion in full of the unpaid balance of the Capital Notes into ordinary shares of the Bank, there will be allotted in all on account of the Capital Notes to be issued up to 83,000,000 ordinary shares of the Bank, which will constitute approximately 6.3% of the issued capital of the Bank (4.3% on a fully diluted basis).

2.2 The Capital Notes were issued for 99 years from the date of the Original Issue. Subject to the restrictions determined by the Supervisor of Banks, the Bank may decide, at its discretion and without conferring upon the holders of the Subordinated Capital Notes (Series C) any right of option in that regard, upon early redemption of the principal of the Subordinated Capital Notes (Series C), in whole or in part, commencing on 1st November, 2022.

It should be noted that the Bank may redeem the Capital Notes after 15 years have passed, once every five years at the end of an interest period, i.e. on the 1st of September of the years 2022, 2027, 2032, 2037 and so on.

2.3 The Capital Notes are not secured by any charge on the assets of the Bank or by any other collateral security.

2.4 The shares resulting from the conversion of the Capital Notes are equal in their rights in all respects to ordinary shares of the Bank of NIS 1 nominal value each, which form part of the issued and paid up capital of the Bank.

If and as much as the Capital Notes are converted into shares, the Capital Notes converted will be withdrawn from circulation on the date of their conversion and will be null and void from the allotment date of the conversion shares on account thereof, with retroactive effect from the date of conversion, and will confer no rights on the holders thereof, including the right to receive any principal and/or interest after the date of conversion.

3. In the Original Issue the Capital Notes were issued for their nominal value and at no discount. The Capital Notes are issued to the Offerees at a discount as regards their adjusted value. The Bank has received the approval of the Tax Authority according to which the discount rate for tax purposes for Series C as a whole will be determined according to a formula which attributes the relative discount rate from the original Issue, and the discount rate arising from the issue of the additional Capital Notes (Series C) according to their relative weights (hereinafter: "the Weighted Discount Rate").

   The Weighted Discount Rate for all of the Subordinated Capital Notes (Series C) totaling NIS 402,000,000 n.v., computed according to the approval of the Tax Authority specified above is 1.08%.

4. The price on the Stock Exchange of one ordinary share of NIS 1 nominal value of the Bank on 10th September, 2008 (the trading day prior to the publication date of this report) was NIS 13.00.

5. **The Economic Value of the Capital Notes**

   In view of the fact that the Capital Notes are convertible when certain events occurs, as specified above, which are not subject to the discretion of the holders thereof and/or to the discretion of the Bank, then as of the date hereof, the date on which it is expected that a forced conversion will take place cannot be foreseen, if and in as much as the Capital Notes are converted into shares, and neither can the likelihood of such a conversation be foreseen.

   Furthermore, in view of the unlikelihood, in the assessment of the Bank, of such an event occurring on the date hereof, then even if it was possible to estimate the fair value of the capital component, in the assessment of the Bank, the naïve value of each NIS 1 nominal value of Capital Note being offered to the Offerees amounts to the sum of about NIS 1.

6. **The Issued and Paid Up Share Capital of the Bank and the Quantity and Percentage of the Holdings of the Interested Parties, the Offerees and the Public of the Securities of the Bank**

   To the best of the Bank's knowledge, the holdings of the public in the Bank, shortly before the execution of the Private Issue and immediately thereafter are as follows:

Name	Prior to the Issue (Note No. 1)			After the Issue	
	Ordinary Shares	Percentage of Capital and Voting, Undiluted	Percentage of Capital and Voting If All Option Warrants Are Exercised (Note No. 2)	Percentage of Capital and Voting, Upon Conversion of the Capital Notes (Series C) (Note No. 3)	Percentage of Capital and Voting, on a Fully Diluted Basis (Note No. 4)
Arison Holdings (1998) Ltd.	262,731,308	19.97%	19.59%	16.72%	13.72%
Israel Salt Industries Ltd.	75,764,441	5.76%	5.65%	4.82%	3.96%
Zvi Ziv	17,088	0.00130%	0.00127%	0.00109%	0.0009%
Joseph Dauber	16,530	0.00126%	0.00123%	0.00105%	0.0009%
Discretionary Investment Management Clients of Alliance Bernstein, AXA IM and their respective affiliates	75,110,102	5.71%	5.60%	4.78%	3.82%
The Public (including the Offerees)	902,083,692	68.6%	69.2%	73.7%	78.5%
Total Capital	1,315,723,161	100%	100%	100%	100%

Note No. 1: The aforesaid percentage holdings are correct also after issue (without any conversion and undiluted) in view of the fact that the offered securities do not include shares.

Note No. 2: Assuming that 25,095,808 option warrants issued by the Bank are exercised for 25,095,808 shares of the Bank.

Note No. 3: Disregarding conversion of additional securities which are liable to be converted into shares in similar cases.

Note No. 4: Assuming the exercise of 25,095,808 option warrants issued by the Bank, and the forced conversion of 676,000,000 Subordinated Capital Notes (Series A) into 153,716,346 shares of the Bank (at the lowest relevant conversion rate), of 459,400,000 Subordinated Capital Notes (Series B) into 165,384,615 share of the Bank (at the lowest relevant conversion rate), and of 900,000,000 Subordinated Capital Notes (Series C issued November 2007) into 171,900,000 shares of the Bank (at the lowest relevant conversion rate), and of the Subordinated Capital Notes (Series C) which are the subject of this report into 83,000,000 shares of the Bank (at the lowest relevant conversion rate).

7. **The Consideration for the Capital Notes Being Offered, the Consideration for the Conversion Thereof and the Manner of Determination Thereof**

The Capital Notes are offered to the Offerees for a consideration in the sum of NIS 101.61 per NIS 100 nominal value of Capital Notes, in cash, and for a total consideration of NIS 408,472,200. The consideration was determined by negotiation between the Bank and the Offerees, having regard to market conditions, interest rates and characteristics peculiar to the Subordinated Capital Notes.

The principal of the Capital Notes, in whole or in part, (and the interest and linkage differences accumulated thereon) are convertible into ordinary shares only in the events specified in the Previous Report.

8. **Personal Interest of a Material Shareholder or an Office Holder of the Bank**

To the best of the Bank's knowledge, there is no material shareholder or office holder of the Bank who has a personal interest in the offer pursuant to this report.

9. **Agreements Between the Offerees and Other Recipients of Shares**

To the best of the Bank's knowledge, and based solely on the declarations of the Offerees, there are no written or verbal agreements between the Offerees and any other shareholder of the Bank or between themselves or others pertaining to the purchase or sale of securities of the Bank or pertaining to voting rights concerning the Bank, other than as specified in this report.

10. **Required Approvals**

10.1 On 28th May, 2008 the Board of Directors of the Bank approved the execution of the Private Issue.

10.2 Approval of the Supervisor of Banks – on 29th September, 2007 approval was granted by the Supervisor of Banks according to which the Subordinated Capital Notes (Series C) to be issued in a total amount of up to NIS 2,000,000,000, would be approved as hybrid capital instruments, and would be `recognized as part of the Tier I capital of the Bank, as defined in the Proper Conduct of Banking Business Directives 311 – "Minimum Capital Ratio". The approval of the Supervisor was made conditional upon the Capital Notes never being charged to the Bank or to any of its subsidiary companies. Furthermore, according to the aforesaid approval, the Bank is required to notify the Supervisor of any actual issue of the Subordinated Capital Notes (Series C), and to specify in the notice that the date of issue, the amount thereof and the interest which has been set, this within one week from the date of issue. As the date hereof, the Bank has complied with the aforesaid conditions.

10.3 The allotment of the Capital Notes to the Offerees in accordance with the offer is subject to obtaining an approval in principle of the Stock Exchange for the listing for trade on the Stock Exchange of the shares resulting from the conversion of the Capital Notes being offered.

11. **<u>Prevention of or Restriction on the Execution of Transactions in the Securities Being Offered</u>**

11.1 According to the Securities Law, 5728-1968 (hereinafter: "the Securities Law") and the Securities (Particulars Concerning Sections 15A to 15C of the Law) Regulations, 5760-2000, the restrictions specified below will apply to any sale in the course of trading on the Stock Exchange of shares resulting from the forced conversion of the Capital Notes (hereinafter: "the Conversion Shares"):

11.1.1 It is prohibited to offer the Conversion Shares in the course of trading on the Stock Exchange during the six months from the allotment thereof.

11.1.2 During the six successive quarters after the end of the aforesaid six months, the holder may offer on any trading day a quantity of the Conversion Shares not in excess of the daily average of the volume of trade on the Stock Exchange in shares of the Bank over a period of eight weeks prior to the offer day, provided that the holder does not offer in one quarter a quantity of the Conversion Shares in excess of one per cent. of the issued and paid-up capital of the Bank.

12. **<u>Allotment Date of the Capital Notes to the Offerees</u>**

The allotment date of the Capital Notes to the Offerees in accordance with the Private Issue is shortly after obtaining an approval in principle of the Stock Exchange for the listing for trade on the Stock Exchange of the shares resulting from the conversion of the Capital Notes being offered.

Yours faithfully,
Bank Hapoalim B.M.

(-)	*(-)*
Mario Szuszan	**Yaacov Haimovitz**
Senior Deputy Managing Director	Head of ALM Division

Bank Hapoalim B.M.
Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

RECEIVED
2008 OCT -7 P 12:15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Transmission date: 17/09/2008
Reference: 2008-01-268350

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report Regarding a Change in the Securities of the Corporation

The corporation advises that ○
● From 01/09/2008 until 17/09/2008

A change in the quantity of the securities of the Corporation has occurred as follows:

1. A Description of the Nature of the Change:

Explanation: A comprehensive description should be given of the transaction or the operation on account of which a change in the securities of the Corporation has occurred.

Withdrawal / Placement

Date of the change	Nature of the change	Category and name of the securities with respect to which a change has occurred	Stock Exchange number	Quantity of the change	Whether executed through the Stock Exchange Clearing House
16/09/2008	*Withdrawal of Certificate of Client*	*Ordinary Share BNHP*	*662577*	*1,640*	*Yes*
17/09/2008	*Private Placement of Subordinated Capital Notes 'C'*	*Poalim Subordinated TACT (Tel-Aviv Continuous Trading) Institutional Capital Notes 'C'*	*6620280*	*402,000,000*	*Yes*

Explanations:

1. *To the extent that the change affects more than one security, the effect of the change should be detailed on a separate line for each security.*
2. *Date of the Change – all of the changes of the same category, with respect to the same security, effected on the same day, should be summarized on one line. In that regard, a distinction should be made between changes made through the Stock Exchange Clearing House and changes made directly on the books of the Corporation.*
3. *The change – for a decrease the sign "-" should be added.*
4. *In all fields of the quantity, the quantity of securities should be filled in and not the NIS nominal value.*

2.a. The Schedule of the Share Capital of the Corporation after the Change:

Name & category of share	Stock Exchange number	Number of shares in the authorized capital	Issued & paid up capital	
			Quantity in last report	Present quantity
BNHP Ordinary Shares	662577	4,000,000,000	1,315,707,610	1,315,888,398

Explanation: All categories of shares should be specified – including shares, which are not registered for trading.

b. Schedule of Other Securities of the Corporation:

No. of security	Name of security	Category of security	Name of trustee	Quantity in the last report	Present quantity	Listed for trade
6620207	*Poalim Subordinated Capital Notes "A"*	*Other*		*676,000,000*	*676,000,000*	*Yes*
6620215	*Poalim Subordinated Capital Notes "B"*	*Other*		*459,400,000*	*459,400,000*	*No*
6620280	*Poalim Subordinated Capital Notes "C"*	*Other*		*896,400,000*	*1,298,400,000*	*Yes*
6620280	*Poalim Subordinated Capital Notes "C"*	*Other*		*3,600,000*	*3,600,000*	*No*
6620223	*Employees Options 2004*	*Option*		*1,385,095*	*1,204,307*	*No*
6620231	*Employees Options 2005*	*Option*		*3,889,019*	*3,889,019*	*No*
6620249	*Employees Options 2006*	*Option*		*3,957,012*	*3,957,012*	*No*
6620256	*Personal Employment Contract Options 2006*	*Option*		*42,684*	*42,684*	*No*
6620264	*Employees Options 2007*	*Option*		*4,037,991*	*4,037,991*	*No*
6620272	*Personal Employment Contract Options 2007*	*Option*		*60,684*	*60,684*	*No*
6620306	*Personal Employment Contract Options 2008*	*Option*		*99,000*	*99,000*	*No*
6620298	*Employees Options 2008*	*Option*		*4,139,874*	*4,139,874*	*No*
6620318	*Poalim Options 3/08 "A"*	*Option*		*3,750,000*	*3,750,000*	*No*
6620322	*Poalim Options 3/08 "B"*	*Option*		*3,750,000*	*3,750,000*	*No*

Explanation: All of the securities of the Corporation should be specified, except for shares (including securities not registered for trading).

c. Attached hereto is an up-to-date file of the corporation's securities lists, as well as the shareholders lists, the option holder's notebook, and the bondholder's notebook <u>*Book_isa.pdf*</u>

List of Shareholders of Bank Hapoalim B.M.

Data on Holdings as at: 17 September 2008

List of Shareholders of Bank Hapoalim B.M	Amount of shares
Nominee Company of Bank Hapoalim B.M.	924,847,505
A. Shares of Core of Control	
Arison Holdings (1998) Ltd.	262,731,308
Total	262,731,308
B. Free Shares	
Israel Salt Industries Ltd.	75,664,441
York Global Finance II S.à r.l	52,500,000
Yaacov Diamant	70,000
Savion Tal	35,800
Tzitzian Avraham	31,680
Don Maxwell	2,450
Florsheim Mark & Ziporah	1,640
Vardi Rachel	780
Agmon Eliyahu	700
Barkner Albert	603
Kikov Esther	568
Levi Victoria	544
Mindel Shira Milka	122
Geva Ariyeh	100
Pentzer Nathan	75
Zachs Eran	40
Newman David	10
Yehuda Bar Lev	10
Aaron Elias	10
Kelev Victoria	5
AMM G. Investments & Financials Ltd.	2
Livnat Raz	1
Zektzer Ram	1
Kramer Moshe	1
Erez Tal	1
Feldman Avi	1
	1,315,888,398

List of Holders of Subordinated Capital Notes 'A' 6620207

As of date : 17/09/2008

	Quantity of Capital Notes
Nominee Company of Bank Hapoalim B.M	**671,000,000**
The Provident Fund of Bank Leumi Staff	**5,000,000**
Total Capital	**676,000,000**

List of Holders of Subordinated Capital Notes 'B' 6620215

As of date : 17/09/2008

	Quantity of Capital Notes
Nominee Company of Bank Hapoalim B.M	**459,400,000**
Total Capital	**459,400,000**

List of Holders of Subordinated TACT (Tel-Aviv Continuous Trading) Institutional Capital Notes 'C' 6620280

As of date : 17/09/2008

	Quantity of Capital Notes
Nominee Company of Bank Hapoalim B.M	**1,298,400,000**
S.D.S.Z. Investments Ltd.	**3,600,000**
Total Capital	**1,302,000,000**

List of Holders of Employees Options 2004 6620223

As of date : 17/09/2008

	Quantity of Capital Notes
G.L.E. 102 Trusts	**1,204,307**
Total Capital	**1,204,307**

List of Holders of Employees Options 2005 6620231

As of date : 17/09/2008

	Quantity of Capital Notes
G.L.E. 102 Trusts	3,889,019
Total Capital	3,889,019

List of Holders of Employees Options 2006 6620249

As of date : 17/09/2008

	Quantity of Capital Notes
G.L.E. 102 Trusts	3,957,012
Total Capital	3,957,012

List of Holders of Personal Employment Contract Options 2006 6620256

As of date : 17/09/2008

	Quantity of Capital Notes
G.L.E. 102 Trusts	**42,684**
Total Capital	**42,684**

List of Holders of Employees Options 2007 6620264

As of date : 17/09/2008

	Quantity of Capital Notes
G.L.E. 102 Trusts	4,037,991
Total Capital	4,037,991

List of Holders of Personal Employment Contract Options 2007 6620272

As of date : 17/09/2008

	Quantity of Capital Notes
G.L.E. 102 Trusts	**60,684**
Total Capital	**60,684**

List of Holders of Personal Employment Contract Options 2008 6620306

As of date : 17/09/2008

	Quantity of Capital Notes
G.L.E. 102 Trusts	**99,000**
Total Capital	**99,000**

List of Holders of Employees Options 2008 6620298

As of date : 17/09/2008

	Quantity of Capital Notes
G.L.E. 102 Trusts	4,139,874
Total Capital	4,139,874

List of Holders of Poalim Options 3/2008 "A" 6620318

As of date : 17/09/2008

	Quantity of Capital Notes
York Global Finance II S.à r.l	**3,750,000**
Total Capital	**3,750,000**

List of Holders of Poalim Options 3/2008 "B" 6620322

As of date : 17/09/2008

	Quantity of Capital Notes
York Global Finance II S.à r.l	**3,750,000**
Total Capital	**3,750,000**

Tel. 972-3-5673800, Fax: 972-3-5674576

Schedule 7

Date: September 21, 2008
Reference: 802/08

RECEIVED
2008 OCT -7 P 12:15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

To: The London Stock Exchange

Dear Sir or Madam,

RE: **Immediate Report**

Bank Hapoalim B.M. (hereinafter: "the Bank") is pleased to advise that on September 21st, 2008 at about 8:30 a.m. the Bank received notice from Arison Holdings (1998) Ltd., which is the controlling party of the Bank, as follows:

> "Arison Holdings (1998) Ltd. ("Arison Holdings"), which holds all of the core of control shares of Bank Hapoalim B.M. ("the Bank"), is hereby pleased to advise the Bank that on September 18th, 2008 Arison Holdings purchased 800,000 (in words: eight hundred thousand), of the shares of the Bank in the course of trade on the stock exchange, in consideration of the total sum of NIS 7,540,087 (in words: Seven million, five hundred and forty thousand, eighty seven New Israeli Shekels).
>
> Following the aforesaid purchase, the sum of Arison Holdings' holdings of the shares of the Bank will stand at 263,531,308 shares, which constitute 20.03% of the issued share capital of the Bank."

Yours faithfully,
Bank Hapoalim B.M.

(-)	(-)
Ilan Mazur, Adv.	**Yoram Weissbrem**
Chief Legal Adviser	Secretary of the Bank

ת.ז 057004

The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 21/09/2008
Reference: 2008-01-000652

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report regarding the schedule of holdings of Interested Parties and Senior Office Holders

Regulation 33 (c) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

Following is the schedule as of *18/09/2008*

A. Interested Parties in the corporation (including CEO and directors, and including any employee holding five percent or more of the issued share capital of the corporation or voting rights therein).

No. of Holder	Name of Holder	Name, Category & Series of Security	Current Quantity of Securities	Extent of Holding		Extent of Holding (fully diluted)	
				% of capital	% of voting	% of capital	% of voting
1	Arison Holdings (1998) Ltd.	BNHP Ordinary Shares	263,531,308	20.03	20.03	19.65	19.65
2	Israel Salt Industries Ltd.	BNHP Ordinary Shares	75,764,441	5.76	5.76	5.65	5.65
3	Dan Dankner	Option	825,000	0.00	0.00	0.06	0.06
4	Zvi Ziv	BNHP Ordinary Shares	17,088	0.00	0.00	0.00	0.00
5	Zvi Ziv	Option	1,140,000	0.00	0.00	0.09	0.09
6	Yoseph Dauber	BNHP Ordinary Shares	16,530	0.00	0.00	0.00	0.00
7	Management clients of AllianceBernstein, AXA IM, and their respective affiliates	BNHP Ordinary Shares	72,092,302	5.48	5.48	5.38	5.38

Total Extent of Holding		Total Extent of Holding (fully diluted)	
% of capital	% of voting	% of capital	% of voting
31.27	31.27	30.83	30.83

B. Senior Office Holders in the corporation (not including CEO and directors, and not including any employee holding five percent or more of the issued share capital of the corporation or voting rights therein).

- o Do not hold securities of the corporation
- • Following is the schedule of holdings of senior office holders in the corporation:

No. of Holder	Name of Holder	Name, Category & Series of Security	Current Quantity of Securities	Extent of Holding		Extent of Holding (fully diluted)	
				% of capital	% of voting	% of capital	% of voting
8	Ilan Mazur	BNHP Ordinary Shares	21,095	0.00	0.00	0.00	0.00
9	Hanna Pri-Zan	BNHP Ordinary Shares	13,682	0.00	0.00	0.00	0.00

Total Extent of Holding		Total Extent of Holding (fully diluted)	
% of capital	% of voting	% of capital	% of voting
0.00	0.00	0.00	0.00
0.00	0.00	0.00	0.00

Explanations:

1. *Holdings of convertible securities should be reported, including convertible securities, which are not listed for trading.*
2. *If an interested party holds more than one category of securities, the extent of his holdings should be stated taking into consideration all of the securities held by him on one line only.*
3. *The schedule of holdings of all interested parties should be listed in this form, including holdings which have remained unchanged.*
4. *Where the interested party is a subsidiary company, the holdings should be separated into shares which were purchased before the Companies Law, 5759-1999 took effect and which confer rights as to capital and voting, and shares which were purchased after the Law took effect and which are inactive shares.*
5. *If the interested party is a corporation, the name of the controlling party in the corporation should be reported as well.*
6. *If a senior office holder holds 5 percent or more of the issued share capital of the corporation or voting rights therein, the holdings should be listed in the "Interested Parties" listings table as described in paragraph "A" above.*

Name of Holder: *Arison Holdings (1998) Ltd.*
No. of Holder: *1*
Category of Holder: *Other Interested Party*
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *512705153*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): 262,731,308
Change in Quantity of Securities: *800,000*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".

The holdings of the interested parties in the Bank are as follows:

Eternity Holdings One Trust holds 23.07% of the shares of Arison Holdings (1998) Ltd., which holds 20.03% of the shares of Bank Hapoalim B.M. (hereinafter: "the Bank").

Furthermore, Eternity Holdings One Trust holds 23.07% of the shares of the company Arison Sustainability Ltd., which holds 100% of the shares of Arison Investments Ltd., which holds 100% of the shares of Arzaf D Ltd., which holds 100% of the shares of Israel Salt Industries Ltd., which holds 5.76% of the shares of the Bank.

Eternity Four Trust-A holds 53.86% of the shares of Arison Holdings (1998) Ltd., which holds 20.03% of the shares of the Bank.

Furthermore, Eternity Four Trust-A holds 53.86% of the company Arison Sustainability Ltd., which holds 100% of the shares of Arison Investments Ltd., which holds 100% of the shares of Arzaf D Ltd., which holds 100% of the shares of Israel Salt Industries Ltd., which holds 5.76% of the shares of the Bank.

Nickel 97 – A Trust holds 23.07% of the shares of Arison Holdings (1998) Ltd., which holds 20.03% of the shares of the Bank.

Furthermore, Nickel 97 – A Trust holds 23.07% of the shares of the company Arison Sustainability Ltd., which holds 100% of the shares of Arison Investments Ltd., which holds 100% of the shares of Arzaf D Ltd., which holds 100% of the shares of Israel Salt Industries Ltd., which holds 5.76% of the shares of the Bank.

Ms. Shari Arison, holder of Israeli citizenship (Israeli Identity Document 064767437) is the principal beneficiary of Eternity Holdings One Trust and of Eternity Four Trust-A.

Mr. Mickey Arison, holder of American citizenship (Passport Number 219203102) is the principal beneficiary of Nickel 97 – A Trust.

Name of Holder: *Israel Salt Industries Ltd.*
No. of Holder: *2*
Category of Holder: *Other Interested Party*
Category of Identity Number: *Number at the Registrar of Companies*
Identity Number: *520037573*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ____________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *75,764,441*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Dan Dankner.*
No. of Holder: *3*
Category of Holder: *Director / CEO*
Category of Identity Number: *Number of Identity Document*
Identity Number: *059581280*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ____________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*

Change in Quantity of Securities: *0*

Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".

Remarks:

A. the holding is in option warrants which were allotted in a private offer detailed in the private offer report of 13th February, 2008.

B. the data regarding the percentage of the holding on a fully diluted basis with reference to Mr. Dankner are theoretical data, since the exercise mechanism has been set as a net exercise mechanism (see Clause 3.6 of the aforesaid private offer report).

Name of Holder: *Zvi Ziv.*
No. of Holder: *4*
Category of Holder: *Director / CEO*
Category of Identity Number: *Number of Identity Document*
Identity Number: *004143699*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ____________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *17,088*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Zvi Ziv.*
No. of Holder: *5*
Category of Holder: *Director / CEO*
Category of Identity Number: *Number of Identity Document*
Identity Number: *004143699*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ____________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *0*
Balance in previous comprehensive report (quantity of securities): *1,140,000*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

A. the holding is in option warrants which were allotted in a private offer detailed in the private offer report of 31st March, 2008.

B. the data regarding the percentage of the holding on a fully diluted basis with reference to Mr. Ziv are theoretical data, since the exercise mechanism has been set as a net exercise mechanism (see Clause 3.6 of the aforesaid private offer report).

Name of Holder: *Yoseph Dauber*
No. of Holder: *6*
Category of Holder: *Director / CEO*
Category of Identity Number: *Number of Identity Document*
Identity Number: *007447584*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration:
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*

Balance in previous comprehensive report (quantity of securities): *16,530*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Management clients of AllianceBernstein, AXA IM, and their respective affiliates*
No. of Holder: *7*
Category of Holder: *Other Interested Party*
Category of Identity Number: *Other Identification number*
Identity Number: *13-4064930*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *Yes*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *73,589,102*
Change in Quantity of Securities: *-1,496,800*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:
Out of the total balance 49,872,302 holdings with voting rights

Together: AllianceBernstein L.P., AXA Investment Managers, AXA Rosenberg Investment Management LLC, AXA China Region Insurance Company (Bermuda) Ltd.

Name of Holder: *Ilan Mazur*
No. of Holder: *8*
Category of Holder: *Senior Office Holder who is not CEO or Director*
Category of Identity Number: *Number of Identity Document*
Identity Number: *007447386*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *21,095*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Hanna Pri-Zan*
No. of Holder: *9*
Category of Holder: *Senior Office Holder who is not CEO or Director*
Category of Identity Number: *Number of Identity Document*
Identity Number: *50963115*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *13,682*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

As of the date of this report and according to the directives of the law, the controlling party in the corporation is :

1. Arison Holdings (1998) Ltd.;
2. Israel Salt Industries Ltd.

- = Remarks = -

1. *extent of holding (fully diluted) does not include subordinated capital notes Series A, B and C.*
2. *When calculating the size of the holding of the interested parties in the Company on a fully diluted basis, 1,965,000 options held by Messrs Zvi Ziv and Dan Dankner were not taken with account, because those options are only exercisable into shares of the Bank to be purchased for that purpose by the Bank and no new shares will be allotted; the calculation of the size of the holdings of Zvi Ziv and Dan Dankner (on a fully diluted basis) was made on the assumption that each option would be exercised into one share. This is a theoretical assumption because the exercise mechanism for such options is a "net exercise" mechanism, so that in fact there will not be allotted to the offeree who exercises the options all of shares emanating therefrom, but only shares in a quantity which reflects the amount of the monetary benefit embodied in the options. It is to be noted that according to the terms of the options allotted to Messrs. Zvi Ziv and Dan Dankner, they are exercisable only into shares to be purchased for that purpose by the Bank. As at the time of this report, the Supervisor of Banks has permitted the Bank to purchase for its own account 1,250,000 shares so that the options may be exercised, as aforesaid.*

END